UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
FORM 6-K
________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2021
Commission File Number 1-10928
________________________________________
INTERTAPE POLYMER GROUP INC.
________________________________________
9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 12, 2021	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.
Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2021

Unaudited Interim Condensed Consolidated Financial Statements

Consolidated Earnings	2

Consolidated Comprehensive Income	3

Consolidated Changes in Equity	4 to 5

Consolidated Cash Flows	6 to 7

Consolidated Balance Sheets	8

Notes to Unaudited Interim Condensed Consolidated Financial Statements	9 to 27

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended September 30,
(In thousands of US dollars, except per share amounts)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Revenue	395,552	323,027	1,117,804	868,949
Cost of sales	308,509	238,917	858,927	668,645
Gross profit	87,043	84,110	258,877	200,304
Selling, general and administrative expenses	43,048	38,621	133,866	104,062
Research expenses	2,897	2,554	8,855	8,433
	45,945	41,175	142,721	112,495
Operating profit before manufacturing facility closures, restructuring and other related charges	41,098	42,935	116,156	87,809
Manufacturing facility closures, restructuring and other related charges	—	466	—	4,328
Operating profit	41,098	42,469	116,156	83,481
Finance costs (Note 3)
Interest	6,157	7,368	21,595	22,679
Other finance expense (income), net	3,639	1,296	16,932	(9,426)
	9,796	8,664	38,527	13,253
Earnings before income tax expense	31,302	33,805	77,629	70,228
Income tax expense (benefit) (Note 4)
Current	5,878	9,373	14,101	15,724
Deferred	(353)	(2,741)	3,239	(1,564)
	5,525	6,632	17,340	14,160
Net earnings	25,777	27,173	60,289	56,068

Net earnings attributable to:
Company shareholders	25,336	26,726	58,726	55,581
Non-controlling interests	441	447	1,563	487
	25,777	27,173	60,289	56,068

Earnings per share attributable to Company shareholders (Note 5)
Basic	0.43	0.45	0.99	0.94
Diluted	0.42	0.45	0.97	0.94
The accompanying notes are an integral part of the interim condensed consolidated financial statements. Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.
Consolidated Comprehensive Income
Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Net earnings	25,777	27,173	60,289	56,068
Other comprehensive income
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 9)	327	381	1,138	(2,621)
Change in cumulative translation adjustments	10,127	408	6,159	1,045
Net (loss) gain arising from hedge of a net investment in foreign operations (2) (Note 9)	(11,622)	5,379	(10,379)	(5,941)
Items that will be reclassified subsequently to net earnings	(1,168)	6,168	(3,082)	(7,517)
Remeasurement of defined benefit liability (3)	302	531	2,874	(1,234)
Item that will not be reclassified subsequently to net earnings	302	531	2,874	(1,234)
Total other comprehensive (loss) income	(866)	6,699	(208)	(8,751)
Comprehensive income for the period	24,911	33,872	60,081	47,317

Comprehensive income for the period attributable to:
Company shareholders	24,471	33,310	58,647	46,993
Non-controlling interests	440	562	1,434	324
	24,911	33,872	60,081	47,317

(1)Presented net of deferred income tax expense of $105 and $369 for the three and nine months ended September 30, 2021, respectively, and deferred income tax expense (benefit) of $80 and ($553) for the three and nine months ended September 30, 2020, respectively.
(2)Presented net of deferred income tax expense of nil and $1,589 for the three and nine months ended September 30, 2021, respectively, and deferred income tax benefit of nil and $45 for the three and nine months ended September 30, 2020, respectively.
(3)Presented net of deferred income tax expense of $222 and $1,028 for the three and nine months ended September 30, 2021, respectively, and deferred income tax expense (benefit) of $192 and ($444) for the three and nine months ended September 30, 2020.
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Nine months ended September 30, 2020
(In thousands of US dollars, except for number of common shares)
(Unaudited)

				Accumulated other comprehensive loss
				Cumulative translation adjustment account	Reserve for cash flow hedges			Total equity attributable to Company shareholders	Non-controlling interests
	Capital stock		Contributed surplus							Total equity
	Number	Amount				Total	Deficit
		$	$	$	$	$	$	$	$	$
Balance as of December 31, 2019	59,009,685	354,559	16,782	(21,632)	(1,070)	(22,702)	(87,899)	260,740	11,488	272,228
Transactions with owners
Change in excess tax benefit on outstanding share-based awards			1,764					1,764		1,764
Share-based compensation (Note 8)			562					562		562
Dividends on common shares (Note 8)							(26,107)	(26,107)		(26,107)
	—	—	2,326				(26,107)	(23,781)		(23,781)
Net earnings							55,581	55,581	487	56,068
Other comprehensive (loss) income
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 9)					(2,621)	(2,621)		(2,621)		(2,621)
Change in cumulative translation adjustments				1,208		1,208		1,208	(163)	1,045
Net loss arising from hedge of a net investment in foreign operations (2) (Note 9)				(5,941)		(5,941)		(5,941)		(5,941)
Remeasurement of defined benefit liability (3)							(1,234)	(1,234)		(1,234)
				(4,733)	(2,621)	(7,354)	(1,234)	(8,588)	(163)	(8,751)
Comprehensive (loss) income for the period				(4,733)	(2,621)	(7,354)	54,347	46,993	324	47,317
Balance as of September 30, 2020	59,009,685	354,559	19,108	(26,365)	(3,691)	(30,056)	(59,659)	283,952	11,812	295,764

(1)Presented net of deferred income tax benefit of $553.
(2)Presented net of deferred income tax benefit of $45.
(3)Presented net of deferred income tax benefit of $444.
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Nine months ended September 30, 2021
(In thousands of US dollars, except for number of common shares)
(Unaudited)

				Accumulated other comprehensive loss
				Cumulative translation adjustment account	Reserve for cash flow hedges			Total equity attributable to Company shareholders	Non-controlling interests
	Capital stock		Contributed surplus							Total equity
	Number	Amount				Total	Deficit
		$	$	$	$	$	$	$	$	$
Balance as of December 31, 2020	59,027,047	354,880	22,776	(18,789)	(3,097)	(21,886)	(51,114)	304,656	12,026	316,682
Transactions with owners
Exercise of stock options (Note 8)	257,900	2,664						2,664		2,664
Change in excess tax benefit on exercised share-based awards		670	(670)					—		—
Change in excess tax benefit on outstanding share-based awards			1,336					1,336		1,336
Share-based compensation (Note 8)			666					666		666
Share-based compensation expense credited to capital on options exercised (Note 8)		737	(737)					—		—
Dividends on common shares (Note 8)							(28,671)	(28,671)		(28,671)
	257,900	4,071	595				(28,671)	(24,005)		(24,005)
Net earnings							58,726	58,726	1,563	60,289
Other comprehensive (loss) income
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 9)					1,138	1,138		1,138		1,138
Change in cumulative translation adjustments				6,288		6,288		6,288	(129)	6,159
Net loss arising from hedge of a net investment in foreign operations (2) (Note 9)				(10,379)		(10,379)		(10,379)		(10,379)
Remeasurement of defined benefit liability (3)							2,874	2,874		2,874
				(4,091)	1,138	(2,953)	2,874	(79)	(129)	(208)
Comprehensive (loss) income for the period				(4,091)	1,138	(2,953)	61,600	58,647	1,434	60,081
Balance as of September 30, 2021	59,284,947	358,951	23,371	(22,880)	(1,959)	(24,839)	(18,185)	339,298	13,460	352,758

(1)Presented net of deferred income tax expense of $369.
(2)Presented net of deferred income tax expense of $1,589.
(3)Presented net of deferred income tax expense of $1,028.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	25,777	27,173	60,289	56,068
Adjustments to net earnings
Depreciation and amortization	16,102	16,153	48,278	47,594
Income tax expense	5,525	6,632	17,340	14,160
Interest expense	6,157	7,368	21,595	22,679
Early redemption premium and other costs (Note 7)	—	—	14,412	—
Impairment of inventories	726	210	1,869	1,094
Share-based compensation expense	4,042	4,707	20,935	4,475
Foreign exchange loss (gain)	3,120	746	196	(162)
Pension and other post-retirement expense related to defined benefit plans	532	518	1,528	1,497
Contingent consideration liability fair value adjustments (Note 9)	—	—	—	(11,005)
Other adjustments for non-cash items	710	93	477	1,427
Income taxes paid, net	(6,399)	(3,000)	(25,200)	(10,518)
Contributions to defined benefit plans	(366)	(523)	(863)	(1,259)
Cash flows from operating activities before changes in working capital items	55,926	60,077	160,856	126,050
Changes in working capital items
Trade receivables	(8,782)	(20,597)	(37,686)	(23,404)
Inventories	(15,935)	7,279	(72,072)	(3,088)
Other current assets	200	2,528	(3,471)	(23)
Accounts payable and accrued liabilities	11,703	18,783	4,225	(10,424)
Share-based compensation settlements	—	—	(13,205)	—
Provisions	(500)	(547)	(2,744)	1,872
	(13,314)	7,446	(124,953)	(35,067)
Cash flows from operating activities	42,612	67,523	35,903	90,983

INVESTING ACTIVITIES
Acquisition of subsidiary, net of cash acquired	(34,491)	—	(34,491)	(35,704)
Purchases of property, plant and equipment	(22,448)	(8,337)	(47,555)	(21,038)
Purchases of intangible assets	(2,103)	(656)	(5,528)	(1,039)
Other investing activities	33	38	134	461
Cash flows from investing activities	(59,009)	(8,955)	(87,440)	(57,320)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$

FINANCING ACTIVITIES
Proceeds from borrowings	94,000	48,423	759,366	237,957
Repayment of borrowings	(78,216)	(97,741)	(650,452)	(221,440)
Payments of debt issuance costs	(985)	—	(8,279)	—
Payments of early redemption premium and other costs (Note 7)	—	—	(14,444)	—
Interest paid	(1,713)	(2,894)	(17,021)	(17,866)
Proceeds from exercise of stock options	2,370	—	2,664	—
Dividends paid	(10,039)	(8,574)	(28,490)	(26,032)
Other financing activities	189	—	1,190	—
Cash flows from financing activities	5,606	(60,786)	44,534	(27,381)

Net (decrease) increase in cash	(10,791)	(2,218)	(7,003)	6,282
Effect of foreign exchange differences on cash	3,054	957	(1,955)	(208)
Cash, beginning of period	15,246	14,382	16,467	7,047
Cash, end of period	7,509	13,121	7,509	13,121
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	September 30, 2021	December 31, 2020
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	7,509	16,467
Trade receivables	201,118	162,235
Inventories	267,193	194,516
Other current assets	36,766	21,048
	512,586	394,266
Property, plant and equipment	433,311	415,214
Goodwill	168,710	132,894
Intangible assets	121,250	124,274
Deferred tax assets	24,224	29,677
Other assets	15,517	13,310
Total assets	1,275,598	1,109,635

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	197,088	180,446
Share-based compensation liabilities, current (Note 8)	20,056	17,769
Provisions, current	2,732	4,222
Borrowings and lease liabilities, current (Note 7)	16,854	26,219
	236,730	228,656
Borrowings and lease liabilities, non-current (Note 7)	580,461	463,745
Pension, post-retirement and other long-term employee benefits	16,661	19,826
Share-based compensation liabilities, non-current (Note 8)	18,407	13,664
Non-controlling interest put options (Note 9)	15,512	15,758
Deferred tax liabilities	35,055	34,108
Provisions, non-current	4,055	2,430
Other liabilities	15,959	14,766
Total liabilities	922,840	792,953

EQUITY
Capital stock (Note 8)	358,951	354,880
Contributed surplus	23,371	22,776
Deficit	(18,185)	(51,114)
Accumulated other comprehensive loss	(24,839)	(21,886)
Total equity attributable to Company shareholders	339,298	304,656
Non-controlling interests	13,460	12,026
Total equity	352,758	316,682
Total liabilities and equity	1,275,598	1,109,635
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2021
(In US dollars, tabular amounts in thousands, except per share data and as otherwise noted)
(Unaudited)
1 - GENERAL BUSINESS DESCRIPTION
Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, U.S.A. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau DuMoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.
The Parent Company and its subsidiaries (together referred to as the “Company”) develop, manufacture and sell a variety of paper-and-film based pressure sensitive and water-activated tapes, stretch and shrink films, protective packaging, woven and non-woven products and packaging machinery for industrial and retail use.
Intertape Polymer Group Inc. is the Company’s ultimate parent.
2 - ACCOUNTING POLICIES
Basis of Presentation and Statement of Compliance
The unaudited interim condensed consolidated financial statements (“financial statements”) present the Company’s consolidated balance sheets as of September 30, 2021 and December 31, 2020, as well as its consolidated earnings, comprehensive income, and cash flows for the three and nine months ended September 30, 2021 and 2020 and the changes in equity for the nine months ended September 30, 2021 and 2020.
These financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and are expressed in United States (“US”) dollars. Accordingly, certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These financial statements use the same accounting policies, except for the adoption of the new standards described below, and use the same methods of computation as compared with the Company’s most recent annual audited consolidated financial statements, except for the estimate of the provision for income taxes, which is determined in these financial statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes.
These financial statements reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature.
These financial statements were authorized for issuance by the Company’s Board of Directors on November 11, 2021.
Critical Accounting Judgments, Estimates and Assumptions
The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in these financial statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements other than (as noted above) the accounting policies and methods of computation for the estimate of the provision for income taxes.
The Company is closely monitoring the impacts of the coronavirus ("COVID-19") pandemic as a trigger for changes in critical accounting judgments, estimates and assumptions. Given the dynamic nature of the pandemic (including its duration, the severity of its impact on the global economy and the applicable governmental responses), the extent to which the COVID-19 pandemic impacts the Company’s future results will depend on unknown future developments and any further impact on the global economy and the markets in which the Company operates and sells its products, all of which remain highly uncertain and cannot be accurately predicted at this time.
New Standards Adopted as of January 1, 2021

In the current year, the Company has applied a number of amendments to IFRS Standards and Interpretations issued by the IASB that are effective for an annual period that begins on or after January 1, 2021. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

New Standards and Interpretations Issued but Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s financial statements, are detailed as follows:

On January 23, 2020, the IASB published Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which includes narrow-scope amendments to IAS 1 Presentation of Financial Statements. The objective of the amendments is to clarify how to classify debt and other liabilities as current or non-current depending on the rights that exist at the end of the reporting period. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity. The amendments are effective on January 1, 2023 and will be applied retrospectively. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.

On May 14, 2020, the IASB published Property, Plant and Equipment: Proceeds Before Intended Use (Amendments to IAS 16), which prohibits deducting amounts received from selling items produced while preparing the asset for its intended use from the cost of property, plant and equipment. Instead, such sales proceeds and related costs will be recognized in earnings. The amendments are effective on January 1, 2022.

The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company will recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at the beginning of that earliest period presented. Management has completed its analysis of the guidance and does not currently expect it to materially impact the Company’s financial statements.

On May 7, 2021, the IASB published Deferred Tax Related to Assets and Liabilities Arising From a Single Transaction (Amendments to IAS 12), which clarifies that the initial recognition exemption does not apply to transactions in which both deductible and taxable temporary differences will result in the recognition of equal deferred tax assets and liabilities, and that the Company is required to recognize deferred tax on such transactions. The amendments are effective on January 1, 2023. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS
The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	67,805	60,273	204,151	179,528
Share-based compensation expense (Note 8)	4,042	4,707	20,935	4,475
Pension, post-retirement and other long-term employee benefit plans:
Defined benefit plans	532	517	1,528	1,526
Defined contribution plans	1,787	2,826	6,414	5,041
	74,166	68,323	233,028	190,570

Finance costs - Interest
Interest on borrowings and lease liabilities (1)	6,036	7,178	17,812	22,083
Amortization and write-off of debt issuance costs on borrowings	423	301	4,722	894
Interest capitalized to property, plant and equipment	(302)	(111)	(939)	(298)
	6,157	7,368	21,595	22,679

Finance costs - Other finance expense (income), net
Early redemption premium and other costs (Note 7)	—	—	14,412	—
Foreign exchange loss (gain)	3,120	746	196	(162)
Change in fair value of contingent consideration liability (Note 9)	—	—	—	(11,005)
Other costs, net	519	550	2,324	1,741
	3,639	1,296	16,932	(9,426)

Additional information
Depreciation of property, plant and equipment	12,820	12,606	38,385	37,606
Amortization of intangible assets	3,282	3,547	9,893	9,988
Impairment of assets, net	726	428	2,249	1,989

(1)    Presented net of $0.1 million and $1.1 million in interest reimbursements as a result of interest subsidy programs for the three and nine months ended September 30, 2021, respectively (nil for the three and nine months ended September 30, 2020).
4 - INCOME TAXES
The calculation of the Company’s effective tax rate is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Income tax expense	$5,525	$6,632	$17,340	$14,160
Earnings before income tax expense	$31,302	$33,805	$77,629	$70,228
Effective tax rate	17.7%	19.6%	22.3%	20.2%

The decrease in the effective tax rate in the three months ended September 30, 2021 as compared to the same period in 2020 was primarily due to a favourable mix of earnings between jurisdictions, partially offset by an unfavourable impact from the reduction of the foreign sales benefit.
The increase in the effective tax rate in the nine months ended September 30, 2021 as compared to the same period in 2020 was primarily due to an unfavourable mix of earnings between jurisdictions.
5 - EARNINGS PER SHARE
The weighted average number of common shares outstanding is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Basic	59,165,617	59,009,685	59,073,806	59,009,685
Effect of stock options	1,414,153	735,433	1,421,237	434,407
Diluted	60,579,770	59,745,118	60,495,043	59,444,092

Stock options that were anti-dilutive and excluded from the calculation of weighted average diluted common shares were as follows for the three and nine months ended September 30:

	2021	2020
Anti-dilutive stock options	243,152	613,401

6 - COMMITMENTS
The following table summarizes information related to commitments to purchase machinery and equipment:

	September 30, 2021	December 31, 2020
Commitments to purchase machinery and equipment	$31,798	$17,000

7 - BORROWINGS

Borrowings are comprised of the following:

	September 30, 2021	December 31, 2020
	$	$
2021 Senior Unsecured Notes (a)	395,455	—
2018 Senior Unsecured Notes (a)	—	246,236
2021 Credit Facility (b)	144,811	—
2018 Credit Facility (b)	—	185,162
2018 IPG Asia (1) Credit Facility	1,584	629
2018 Capstone Credit Facility	11,984	10,505
Partially forgivable government loans	4,899	5,265
Lease liabilities	38,552	42,122
Term and other loans	30	45
Total borrowings	597,315	489,964
Less: borrowings and lease liabilities, current	16,854	26,219
Total borrowings and lease liabilities, non-current	580,461	463,745

(1)    The Company's subsidiary, IPG Asia Private Limited ("IPG Asia"), was formerly known as Powerband Industries Private Limited ("Powerband").

The aggregate principal amounts of the related borrowings and lease liabilities in the table above are presented net of debt issuance costs of $8.6 million and $5.1 million as of September 30, 2021 and December 31, 2020, respectively, and imputed interest of $0.2 million and $0.3 million as of September 30, 2021 and December 31, 2020, respectively, netting to $8.4 million and $4.8 million as of September 30, 2021 and December 31, 2020, respectively.

(a)    2021 Senior Unsecured Notes
On June 8, 2021, the Company completed the private placement of $400 million aggregate principal amount of senior unsecured notes due June 15, 2029 ("2021 Senior Unsecured Notes") with certain guarantors and Regions Bank, as Trustee. The Company incurred debt issuance costs of $5.0 million which were capitalized and are being amortized using the straight-line method over the eight-year term. The 2021 Senior Unsecured Notes bear interest at a rate of 4.375% per annum, payable semi-annually, in cash, in arrears on June 15 and December 15 of each year, beginning on December 15, 2021.

The Company used the net proceeds from the 2021 Senior Unsecured Notes to redeem its previously outstanding $250 million 7.00% Senior Unsecured Notes which were scheduled to mature on October 15, 2026 (the “2018 Senior Unsecured Notes”), to repay a portion of the borrowings outstanding under its 2018 Credit Facility (defined below) and to pay related fees and expenses, as well as for general corporate purposes. In connection with the redemption of its 2018 Senior Unsecured Notes, the Company wrote-off debt issuance costs of $3.6 million, which are recorded as interest under the caption finance costs in earnings, and recognized an early redemption premium and other costs of $14.4 million recorded as other finance expense (income), net under the caption finance costs in earnings.
As of September 30, 2021, the 2021 Senior Unsecured Notes outstanding balance amounted to $400.0 million ($395.5 million, net of $4.5 million in unamortized debt issuance costs).
On or after June 15, 2024, the Company may redeem the 2021 Senior Unsecured Notes at its option, in whole or in part, on certain redemption dates and at certain redemption prices specified in the indenture, plus any accrued and unpaid interest. In addition, prior to June 15, 2024, the Company may redeem the 2021 Senior Unsecured Notes at its option, in whole or in part, from time to time, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus an applicable premium specified in the indenture, plus any accrued and unpaid interest. If the Company experiences a change of control, it may be required to offer to repurchase the 2021 Senior Unsecured Notes at a purchase price equal to 101% of their aggregate principal amount plus any accrued and unpaid interest up to, but excluding, the date of such repurchase.

The 2021 Senior Unsecured Notes indenture contains usual and customary incurrence-based covenants that are generally less restrictive than covenants under the 2021 Credit Facility (defined below) and, among other things, limit the Company's ability to incur additional debt; pay dividends, redeem stock or make other distributions; enter into certain types of transactions with affiliates; incur liens on assets; make certain restricted payments and investments; engage in certain asset sales, including sale and leaseback transactions; agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Company; and merge, consolidate, transfer or dispose of substantially all assets. Certain of these covenants will be suspended if the 2021 Senior Unsecured Notes are assigned an investment grade rating by Standard & Poor's Rating Services and Moody's Investors Services, Inc. None of these covenants are considered restrictive to the Company’s operations and, as of September 30, 2021, the Company was in compliance with all of these debt covenants. The 2021 Senior Unsecured Notes are guaranteed by all direct and indirect subsidiaries of the Parent Company that are borrowers or guarantors under the 2021 Credit Facility (defined below). Under the terms of the indenture, any direct or indirect subsidiaries that in the future become borrowers or guarantors under the 2021 Credit Facility (defined below) shall also be guarantors of the 2021 Senior Unsecured Notes.

(b)    2021 Credit Facility

On June 14, 2021, the Company entered into a new five-year, $600 million credit facility (“2021 Credit Facility”) with a syndicated lending group, amending and extending the Company's previous $600 million credit facility that was due to mature in June 2023 ("2018 Credit Facility"). The 2018 Credit Facility's outstanding balance of $112.8 million was transferred to the 2021 Credit Facility.

At the time the Company entered into the 2021 Credit Facility, the unamortized debt issuance costs on the 2018 Credit Facility totalled $1.1 million. These costs are being amortized using the straight-line method over the five-year term of the 2021 Credit Facility. In addition, in securing the 2021 Credit Facility, the Company incurred additional debt issuance costs amounting to $3.3 million, which were capitalized and are also being amortized using the straight-line method over the five-year term.

The 2021 Credit Facility consists of a $600.0 million revolving credit facility, as well as an incremental accordion feature of $300.0 million, which would enable the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) to $900.0 million, if needed.

The 2021 Credit Facility matures on June 12, 2026 and bears an interest rate based, at the Company’s option, on the London Inter-bank Offered Rate (or a lender-approved comparable or successor rate), the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 10 and 235 basis points (110 basis points as of September 30, 2021) depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio.

As of September 30, 2021, the 2021 Credit Facility's outstanding principal balance amounted to $148.8 million ($144.8 million, net of $4.0 million in unamortized debt issuance costs). Including $1.7 million in standby letters of credit, total utilization under the 2021 Credit Facility amounted to $150.5 million. Accordingly, the Company’s unused availability as of September 30, 2021 amounted to $449.5 million.

The 2021 Credit Facility has two financial covenants, a consolidated secured net leverage ratio not to be more than 4.00 to 1.00, with an allowable temporary increase to 4.50 to 1.00 for the quarter in which the Company consummates an acquisition with a price not less than $50 million and the following three quarters, and a consolidated interest coverage ratio not to be less than 2.25 to 1.00. The Company was in compliance with the consolidated secured net leverage ratio and consolidated interest coverage ratio, which were 0.77 and 10.24 respectively, as of September 30, 2021. In addition, the 2021 Credit Facility has certain non-financial covenants, such as covenants regarding indebtedness, investments, and asset dispositions. The Company was in compliance with all covenants as of September 30, 2021.
The 2021 Credit Facility is secured by a first priority lien on all personal property of the Company and all current and future material subsidiaries who are borrowers or guarantors under the facility.

Reconciliation of liabilities arising from financing activities

The changes in the Company’s liabilities arising from financing activities can be classified as follows:

	Borrowings, non-current (excluding lease liabilities)	Borrowings, current (excluding lease liabilities)	Lease liabilities	Total
	$	$	$	$
Balance as of December 31, 2020	428,711	19,131	42,122	489,964
Cash flows:
Proceeds	696,513	62,853	—	759,366
Repayments	(584,440)	(60,219)	(5,793)	(650,452)
Debt issuance costs	(8,279)	—	—	(8,279)
Non-cash:
Lease additions	—	—	2,224	2,224
Lease disposals	—	—	(64)	(64)
Other non-cash additions	174	—	—	174
Amortization of debt issuance costs	1,075	—	—	1,075
Write-off of debt issuance costs	3,647	—	—	3,647
Foreign exchange and other	(322)	(81)	63	(340)
Reclassification	14,836	(14,836)	—	—
Balance as of September 30, 2021	551,915	6,848	38,552	597,315

8 - CAPITAL STOCK
Common Shares
The Company’s common shares outstanding as of September 30, 2021 and December 31, 2020 were 59,284,947 and 59,027,047, respectively.
Dividends
The cash dividends paid during the nine months ended September 30, 2021 and 2020 were as follows:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment (1)
March 12, 2020	March 31, 2020	$0.1475	March 23, 2020	59,009,685	$8,807
May 12, 2020	June 30, 2020	$0.1475	June 15, 2020	59,009,685	$8,651
August 12, 2020	September 30, 2020	$0.1475	September 15, 2020	59,009,685	$8,574
March 11, 2021	March 31, 2021	$0.1575	March 22, 2021	59,027,047	$9,237
May 11, 2021	June 30, 2021	$0.1575	June 16, 2021	59,027,047	$9,214
August 10, 2021	September 30, 2021	$0.17	September 16, 2021	59,284,947	$10,039

(1)The aggregate dividend payment amount presented in the table above has been adjusted for the impact of foreign exchange rates on cash payments to shareholders.

Share Repurchases
The Company’s current normal course issuer bid (“NCIB”) was renewed on July 23, 2021 and ends on July 22, 2022. The previous NCIB was in effect from July 23, 2020 through July 22, 2021. The NCIB allows the Company the ability to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices.
There were no shares repurchased during the three and nine months ended September 30, 2021 and 2020. As of September 30, 2021 and 2020, there were 4,000,000 common shares available for repurchase under the NCIB.
There were no shares repurchased under the current NCIB as of November 11, 2021.

Stock Options

The following tables summarize information related to stock options (in Canadian dollars ("CDN") where indicated):

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Stock options granted	—	—	243,152	1,533,183
Weighted average exercise price per stock option granted	—	—	CDN$29.34	CDN$7.94
Stock options exercised	241,260	—	257,900	—
Weighted average exercise price per stock option exercised	CDN$12.29	—	CDN$12.90	—
Stock options cancelled/forfeited	—	—	—	77,500
Weighted average exercise price per stock option cancelled/forfeited	—	—	—	CDN$12.34

September 30, 2021
Stock options outstanding	2,434,474
Weighted average exercise price per stock option outstanding	CDN$12.88

The weighted average fair value of stock options granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

	Nine months ended September 30,
	2021	2020
Expected life	5.5 years	5.5 years
Expected volatility (1)	27.63%	34.18%
Risk-free interest rate	1.09%	0.75%
Expected dividends	3.07%	10.79%
Stock price at grant date	CDN$29.34	CDN$7.94
Exercise price of awards	CDN$29.34	CDN$7.94
Foreign exchange rate USD to CDN	1.2482	1.4526

(1)Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant.

Restricted Share Units

There were no restricted share units ("RSUs") granted, forfeited or settled during the three months ended September 30, 2021 and 2020. The following table summarize information related to RSUs for the nine months ended September 30:

	2021	2020
RSUs granted	81,981	281,326
Weighted average fair value per RSU granted	$23.88	$6.07
RSUs forfeited	2,058	1,678
RSUs settled	106,906	—
Weighted average fair value per RSU settled	$23.84	—
Cash settlements (1)	$2,733	—

(1)Includes a cash payment of dividend equivalents on RSUs equaling the product that results from multiplying the number of settled RSUs by the amount of cash dividends per common share declared and paid by the Company from the date of grant of the RSUs to the settlement date.

The following table summarizes information about RSUs outstanding as of:

September 30, 2021
RSUs outstanding	470,759
Weighted average fair value per RSU outstanding	$22.22

Deferred Share Units
The following tables summarize information related to deferred share units ("DSUs"):

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
DSUs granted	3,325	4,959	55,694	101,802
Weighted average fair value per DSU granted	$22.44	$10.96	$23.55	$9.27

September 30, 2021
DSUs outstanding	442,235
Weighted average fair value per DSU outstanding	$22.22

Performance Share Units

There were no performance share units ("PSUs") granted, forfeited or settled during the three months ended September 30, 2021 and 2020. The following table summarizes information related to PSUs for the nine months ended September 30:

	2021	2020
PSUs granted	200,982	694,777
Weighted average fair value per PSU granted	$29.02	$5.59
PSUs forfeited	6,174	5,032
PSUs added (cancelled) by performance factor (1)	143,512	(346,887)
PSUs settled (1)	409,670	—
Weighted average fair value per PSU settled	$23.84	—
Cash settlements (2)	$10,472	—

(1)The following table provides further information regarding the PSUs settled and adjusted by performance factor included in the table above. The number of "Target Shares" reflects 100% of the PSUs granted and the number of PSUs settled reflects the performance adjustments to the Target Shares.

Grant Date	Date Settled	Target Shares	Performance	PSUs settled
March 20, 2017	March 20, 2020	346,887	—%	—
March 21, 2018	March 23, 2021	266,158	153.9%	409,670
(2)Includes a cash payment of dividend equivalents on PSUs equaling the product that results from multiplying the number of settled PSUs by the amount of cash dividends per common share declared and paid by the Company from the date of grant of the PSUs to the settlement date.
Grant details for PSUs granted subsequent to December 31, 2019:
The number of PSUs granted subsequent to December 31, 2019 which will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:
•25% based on the Company's total shareholder return ("TSR") ranking relative to the S&P North America SmallCap Materials (Industry Group) Index (the "Index Group") over the measurement period as set out in the table below;
•25% based on the Company's TSR ranking relative to a specified peer group of companies ("Peer Group") over the measurement period as set out in the table below; and
•50% based on the Company's average return on invested capital over the measurement period as compared to internally developed thresholds (the “ROIC Performance”) as set out in the table below.
Grant details for PSUs granted subsequent to December 31, 2017 and prior to December 31, 2019:
The number of PSUs granted subsequent to December 31, 2017 and prior to December 31, 2019 which will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:
•50% based on the Company's TSR ranking relative to the Peer Group over the measurement period as set out in the table below; and
•50% based on the Company's ROIC Performance as set out in the table below.

The relative TSR performance adjustment factor is determined as follows:

TSR Ranking Relative to the Index Group/Peer Group	Percent of Target Shares Vested
90th percentile or higher	200%
75th percentile	150%
50th percentile	100%
25th percentile	50%
Less than the 25th percentile	0%

The ROIC Performance adjustment factor is determined as follows:

ROIC Performance	Percent of Target Shares Vested
1st Tier	0%
2nd Tier	50%
3rd Tier	100%
4th Tier	150%

The TSR performance and ROIC Performance adjustment factors between the numbers set out in the two tables above are interpolated on a straight-line basis.

The performance period is the period from January 1st in the year of grant through December 31st of the third calendar year following the date of grant. The PSUs are expensed over the vesting period beginning from the date of grant through February 15th of the fourth calendar year following the date of grant.

The weighted average fair value of PSUs granted was based 50% on the five-day volume weighted average price ("VWAP") of the Company's shares on the TSX for the five trading days immediately preceding the grant date and 50% based on a Monte Carlo simulation model implemented in a risk-neutral framework considering the assumptions presented in the following table:

	Nine months ended September 30,
	2021	2020
5 day VWAP at grant date	CDN$ 29.78	CDN$ 8.63
Monte Carlo simulation model assumptions:
Expected life	3 years	3 years
Expected volatility(1)	45%	36%
US risk-free interest rate	0.28%	0.30%
Canadian risk-free interest rate	0.46%	0.59%
Expected dividends(2)	CDN$ 0.00	CDN$ 0.00
Performance period starting price(3)	CDN$ 24.20	CDN$ 16.25
Closing stock price on TSX as of the estimation date	CDN$ 29.27	CDN$ 7.24

(1)Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of the grant.
(2)A participant receives a cash payment from the Company upon PSU settlement that is equivalent to the number of settled PSUs multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the settlement date. As such, there is no impact from expected future dividends in the Monte Carlo simulation model.
(3)The performance period starting price is measured as the volume weighted average price for the common shares of the Company on the TSX on the grant date.

The following table summarizes information about PSUs outstanding as of:

September 30, 2021
PSUs outstanding	1,153,068
Weighted average fair value per PSU outstanding	$33.30

Based on the Company’s current performance adjustment factors, the number of PSUs earned if all of the outstanding PSUs were to be settled at September 30, 2021 would be as follows:

Grant Date	Performance
March 21, 2019	148.1%
March 23, 2020	168.6%
March 22, 2021	128.1%
Summary of Share-based Compensation Expense and Share-based Compensation Liabilities

The following table summarizes share-based compensation expense recorded in earnings in selling, general and administrative expense:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Stock options	212	176	666	562
PSUs	2,772	2,734	14,718	2,182
RSUs	716	916	3,624	998
DSUs	342	881	1,927	733
	4,042	4,707	20,935	4,475

The following table summarizes share-based compensation liabilities, including accrued dividend equivalents, recorded in the consolidated balance sheets as of:

	September 30, 2021	December 31, 2020
	$	$
Share-based compensation liabilities, current
PSUs	8,550	8,446
RSUs	2,248	1,969
DSUs	9,258	7,354
Total share-based compensation liabilities, current	20,056	17,769

Share-based compensation liabilities, non-current
PSUs	14,690	10,743
RSUs	3,717	2,921
Total share-based compensation liabilities, non-current	18,407	13,664

9 - FINANCIAL INSTRUMENTS
Classification and Fair Value of Financial Instruments
The carrying amounts of the following financial assets and liabilities are considered a reasonable approximation of fair value given their short maturity periods:
•cash
•trade receivables
•supplier rebates and other receivables (excluding interest subsidies receivable)
•accounts payable and accrued liabilities (excluding employee benefits and taxes payable)
Borrowings (Excluding Lease Liabilities)

In June 2021, the Company redeemed its 2018 Senior Unsecured Notes and issued its 2021 Senior Unsecured Notes (refer to Note 7 for more information on borrowings). The fair value of both the 2021 Senior Unsecured Notes and 2018 Senior Unsecured Notes is based on the trading levels and bid/offer prices observed by a market participant.

As of September 30, 2021, the 2021 Senior Unsecured Notes had a carrying value, including unamortized debt issuance costs, of $395.5 million, and a fair value of $407.5 million. As of December 31, 2020, the 2018 Senior Unsecured Notes had a carrying value, including unamortized debt issuance costs, of $246.2 million, and a fair value of $265.4 million.

The Company's borrowings, other than its 2021 Senior Unsecured Notes and 2018 Senior Unsecured Notes, consist primarily of variable rate debt. The corresponding fair values are estimated using observable market interest rates of similar variable rate loans with similar risk and credit standing. Accordingly, the carrying amounts are considered to be a reasonable approximation of the fair values.

As of September 30, 2021 and December 31, 2020, the Company categorizes its borrowings as Level 2 on the three-level fair value hierarchy.
Interest Rate Swap Agreements
The Company measures the fair value of its interest rate swap agreements using discounted cash flows. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of a reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.
As of September 30, 2021 and December 31, 2020, the Company categorizes its interest rate swaps as Level 2 on the three-level fair value hierarchy, meaning that the fair value is estimated using a valuation technique based on observable market data, either directly or indirectly.
Non-Controlling Interest Put Options
In connection with the acquisition of Airtrax Polymers Private Limited on May 11, 2018, the Company, through its partially-owned subsidiary, Capstone Polyweave Private Limited ("Capstone"), is party to a shareholders’ agreement that contains put options, which provide each of the non-controlling interest shareholders of Capstone with the right to require the Company to purchase their retained interest at a variable purchase price following a five-year lock-in period following the date of acquisition. The agreed-upon purchase price is equal to the fair market valuation as determined through a future negotiation or, as needed, a valuation to be performed by an independent and qualified expert at the time of exercise. During the nine months ended September 30, 2021 and 2020, the non-controlling interest put options obligation was remeasured due to changes in exchange rates resulting in a $0.2 million and $0.5 million reduction, respectively, in the liability and a corresponding gain recorded in finance costs in other finance expense (income), net. As of September 30, 2021 and December 31, 2020, the amount recorded on the consolidated balance sheet for this obligation is $15.5 million and $15.8 million, respectively.
The Company categorizes its non-controlling interest put options as Level 3 of the fair value hierarchy, meaning that the fair value is estimated using a valuation technique based on unobservable market data. Details of inputs used in this valuation technique are discussed in the Company's audited consolidated financial statements and notes thereto as of December 31, 2020.

Contingent Consideration

The Company categorizes contingent consideration as Level 3 of the fair value hierarchy, meaning that the fair value is estimated using a valuation technique based on unobservable market data. The Company measures the fair value of its contingent consideration by estimating the present value of probable future net cash outflows from the settlement of the earn-out related provisions contained within the respective acquisition's purchase agreement.

Nortech Packaging LLC and Custom Assembly Solutions, Inc.

In connection with the acquisition of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (together "Nortech") on February 11, 2020 ("Nortech Acquisition"), the Company may be required to pay additional consideration to the former owners of Nortech contingent upon the achievement of certain designated financial metrics following a measurement period as specified within the applicable provisions of the asset purchase agreement. These provisions require the Company to pay up to $12.0 million to the former owners of Nortech should the acquired assets generate an excess of certain profit thresholds as defined in the asset purchase agreement, measured over the two-year period following the date of acquisition. Details of inputs used in this valuation technique are discussed in the Company's audited consolidated financial statements and notes thereto as of December 31, 2020.

As of the date of the Nortech Acquisition, management determined it probable that the entire amount of contingent consideration would be paid after the two-year anniversary of the acquisition date, and therefore recorded a $10.8 million financial liability in the opening balance sheet for Nortech, representing the discounted net present value of the $12.0 million potential obligation.

During the second quarter of 2020, however, management concluded that any payment toward this obligation was no longer probable due to the impact of, and macroeconomic events resulting from, COVID-19 and the continued uncertainty surrounding the pandemic. As a result, the Company estimated the fair value of the obligation to be nil and recorded an adjustment to the related liability in the amount of $11.0 million, with an off-setting gain (net of accretion expense) recorded in finance costs in other finance expense (income), net.
As of September 30, 2021 and December 31, 2020, management continues to believe that any amount of payment toward this obligation is not probable based on its fair value estimations of the undiscounted future net cash flows (as measured according to the asset purchase agreement) to be generated by Nortech and, therefore, the Company estimates the fair value of the obligation to be nil. The fair value of the contingent consideration will continue to be reassessed at each reporting date with any changes to be recognized in earnings in finance costs in other finance expense (income), net.
Nuevopak Global Limited
The Company acquired Nuevopak Global Limited ("Nuevopak") on July 30, 2021 (the "Nuevopak Acquisition"). In connection with the acquisition, the Company may be required to pay up to $3.0 million of additional consideration to the former owner of Nuevopak upon the achievement of certain milestones related to operational integration and capacity expansion, as specified in the share purchase agreement. Management estimated the fair value of the contingent consideration and recognized a corresponding liability on the consolidated balance sheet at its net present value on the date of acquisition in the amount of $2.8 million, $1.4 million of which is recorded in provisions, current, and $1.4 million of which is recorded in provisions, non-current.
The fair value of the contingent consideration is reassessed at each reporting date with changes recognized in earnings in finance costs in other finance expense (income), net. As of September 30, 2021, the fair value was estimated to be $2.9 million after increases resulting from net present value discounting.

The fair value estimations as of the date of acquisition and as of September 30, 2021 were calculated using significant unobservable inputs consisting of management's estimation of the timing and overall likelihood of achieving the operational milestones established in the share purchase agreement. Management believes that these milestones will be achieved within one or two years of the acquisition date. A discount rate of 4.74% was also used in estimating the net present value of the $3.0 million estimated future cash outflows. This discount rate represents the Company's estimated unsecured incremental borrowing rate as of the date of acquisition and through the date of the expected maturities for the obligation. The fair value of the liability is sensitive to changes in both the timing and likelihood of achieving the operational milestones, and the discount rate applied to those future cash outflows, which could have resulted in a higher or lower fair value measurement. Refer to Note 10 for further discussion of the Nuevopak Acquisition.

A reconciliation of the carrying amount of the Company's financial instruments that are classified within Level 3 follows for the period ended September 30, 2021:

	Non-controlling interest put options	Contingent consideration
	$
Balance as of December 31, 2020	15,758	—
Contingent consideration resulting from the Nuevopak Acquisition	—	2,832
Increases resulting from net present value discounting	—	22
Net foreign exchange differences	(246)	—
Balance as of September 30, 2021	15,512	2,854

Interest Rate Swap Agreements
The Company is exposed to a risk of changes in cash flows due to the fluctuations in interest rates on its variable rate borrowings. To minimize the potential long-term cost of floating rate borrowings, the Company entered into interest rate swap agreements.

The Company was party to the following interest rate swap agreements, which are qualifying cash flow hedges designated as hedging instruments, as of September 30, 2021:

Effective Date	Maturity	Notional Amount	Settlement	Fixed interest rate paid
		$		%
June 8, 2017	June 20, 2022	40,000	Monthly	1.7900
August 20, 2018	August 18, 2023	60,000	Monthly	2.0450

The following table summarizes activity related to interest rate swap agreements designated as hedging instruments:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Gain (loss) from change in fair value of the interest rate swap agreements designated as hedging instruments recognized in OCI (1)	432	461	1,507	(3,174)
Deferred tax (expense) benefit on change in fair value of the interest rate swap agreements designated as hedging instruments recognized in OCI	(105)	(80)	(369)	553

(1)The hedging gain/loss recognized in other comprehensive income ("OCI") before tax is equal to the change in fair value used for measuring effectiveness. There is no ineffectiveness recognized in earnings.

The following table summarizes balances related to interest rate swap agreements designated as hedging instruments as of:

	September 30, 2021	December 31, 2020
	$	$
Carrying amount included in other liabilities	2,518	4,025
Cumulative loss in cash flow hedge reserve, included in OCI, for continuing hedges	(1,959)	(3,097)

Hedge of net investment in foreign operations
A foreign currency exposure arises from the Parent Company's net investment in its USD functional currency subsidiary, IPG (US) Holdings Inc. The risk arises from the fluctuations in the USD and CDN current exchange rate, which causes the amount of the net investment in IPG (US) Holdings Inc. to vary.
In 2018, the Parent Company completed the private placement of its USD denominated 2018 Senior Unsecured Notes which resulted in additional equity investments in IPG (US) Holdings Inc. In June 2021, the Parent Company redeemed its 2018 Senior Unsecured Notes and issued its 2021 Senior Unsecured Notes. In conjunction with the issuance of the 2021 Senior Unsecured Notes, the Parent Company repaid external borrowings held by IPG (US) Holdings Inc., which resulted in an even greater net investment in IPG (US) Holdings Inc., from a hedging perspective. Both the 2018 Senior Unsecured Notes and the 2021 Senior Unsecured Notes (collectively "Senior Unsecured Notes") are used to hedge the Company’s exposure to the USD foreign exchange risk on this investment.
Gains or losses on the retranslation of these borrowings are transferred to OCI to offset any gains or losses on translation of the net investment in the subsidiary. The Senior Unsecured Notes are included as a liability in the borrowings line on the consolidated balance sheets. Refer to Note 7 for more information on the Company's 2018 Senior Unsecured Notes and 2021 Senior Unsecured Notes.

There is an economic relationship between the hedged item and the hedging instrument as the net investment creates a translation risk that will match the foreign exchange risk on the USD borrowing designated as the hedging instrument. The Company has established a hedge ratio of 1:1 as the underlying risk of the hedging instrument is identical to the hedge risk component. Hedge ineffectiveness will arise when the amount of the investment in the foreign subsidiary becomes lower than the outstanding amount of the Senior Unsecured Notes. Hedge ineffectiveness is recorded in finance costs in other finance expense (income), net. To assess hedge effectiveness, the Parent Company determines the economic relationship between the hedging instrument and the hedged item by comparing changes in the carrying amount of the Senior Unsecured Notes that is attributable to a change in the current exchange rate, with changes in the investment in the foreign operation that are attributable to a change in the current exchange rate.
The changes in value related to the Senior Unsecured Notes designated as a hedging instrument, in the hedge of a net investment, are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
(Loss) gain from change in value of the Senior Unsecured Notes used for calculating hedge ineffectiveness	(11,622)	5,379	(10,156)	(5,986)
(Loss) gain from Senior Unsecured Notes recognized in OCI	(11,622)	5,379	(8,790)	(5,986)
Loss from hedge ineffectiveness recognized in earnings in finance costs, in other finance expense (income), net	—	—	(1,385)	—
Foreign exchange gains recognized in cumulative translation adjustments in the statement of changes in equity	—	—	19	—
Deferred tax (expense) benefit on change in value of the Senior Unsecured Notes recognized in OCI	—	—	(1,589)	45

The notional and carrying amounts of the Senior Unsecured Notes are as follows:

	September 30, 2021	December 31, 2020
	$	$
Notional amount	400,000	250,000
Carrying amount	395,455	246,236

The amounts related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the hedge of a net investment, are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$
Gain (loss) from change in value of IPG (US) Holdings, Inc. used for calculating hedge ineffectiveness	11,622	(5,379)	8,790	5,986

The cumulative amounts included in the foreign currency translation reserve related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the hedge of a net investment, is as follows:

	September 30, 2021	December 31, 2020
	$	$
Cumulative (loss) gain included in foreign currency translation reserve in OCI	(1,443)	7,347

10 - BUSINESS ACQUISITION
On July 30, 2021, the Company acquired 100% of the outstanding equity in Nuevopak for an estimated aggregate purchase price of $37.3 million, net of cash balances acquired. This amount includes potential earn-out consideration of up to $3.0 million to be paid upon the achievement of certain operational milestones within three years from the date of closing, and excludes $6.0 million of additional amounts to be paid to the seller in equal annual installments over three years following the acquisition. Refer to Note 9 for further discussion of this contingent consideration and the inputs used in management's estimation of fair value. The initial purchase price amount paid was financed using funds available under the Company's revolving credit facility.
Nuevopak designs and develops a range of machines that provide void-fill and cushioning protective packaging solutions primarily targeting protective paper packaging solutions. Nuevopak supplies the Company with paper dispensing machines and converted paper for protective packaging distribution in North America. Nuevopak is headquartered in Hong Kong with subsidiaries in Jiangmen, China and Scheden, Germany. The Nuevopak Acquisition is expected to further strengthen the Company's product bundle and secure a broader suite of sustainable packaging solutions, while enabling the Company to secure dispensing machine supply, vertically integrate its paper converting operation, and expand its market share.
Excluding working capital adjustments, cash balances acquired and the contingent consideration noted above, the purchase price was $34.8 million. Customary representations and warranties, covenants and indemnification provisions were included in the share purchase agreement. The transaction is being accounted for using the acquisition method of accounting. Management is in the process of measuring and allocating purchase proceeds and contingent consideration to the opening balance sheet based on estimated fair values and is therefore not yet able to provide a full breakout of the purchase price allocation due to the timing of the acquisition and the expected post-closing working capital adjustments, which have not yet taken place as of the authorization date of the financial statements.

Preliminary net consideration paid on the closing date for the acquisition described above was as follows:

July 30, 2021
$
Consideration paid in cash	35,231
Estimated fair value of contingent consideration (1)	2,832
Consideration transferred	38,063
Less: cash balances acquired	740
Consideration transferred, net of cash acquired	37,323
(1)The gross contractual contingent consideration amount of $3.0 million is included in the gross consideration total at its net present value when the contingency was entered into on the date of acquisition, with the expected cash outflows discounted using a rate of 4.74%. Refer to Note 9 for further discussion of this financial liability and inputs used in management's estimation of fair value.
Preliminary fair values of net identifiable assets acquired at the date of acquisition were as follows:

July 30, 2021
$
Current assets
Cash	740
Trade receivables (1)	1,173
Inventories	3,228
Other current assets	506
Property, plant and equipment	1,198
Intangible assets	385
7,230
Current liabilities
Accounts payable and accrued liabilities	5,380
5,380
Fair value of net identifiable assets acquired	1,850
(1)    The gross contractual amounts receivable were $1.2 million. As of September 30, 2021, the Company has collected approximately $0.9 million of the outstanding trade receivables, and expects to collect substantially all of the uncollected amount remaining.
The preliminary fair value of goodwill at the date of acquisition was as follows:

July 30, 2021
$
Consideration transferred	38,063
Less: fair value of net identifiable assets acquired	1,850
Goodwill	36,213
Goodwill recognized is primarily related to growth expectations, expected future profitability, and expected revenue and cost synergies. The Company does not expect goodwill to be deductible for income tax purposes.
The Nuevopak Acquisition’s preliminary impact on the Company’s consolidated earnings was as follows:

July 30 through September 30, 2021
$
Revenue	2,073
Net earnings	92

Had the Nuevopak Acquisition been effective as of January 1, 2021, the preliminary impact on the Company’s consolidated earnings would have been as follows:

Nine Months Ended September 30, 2021
$
Revenue	14,908
Net earnings	408
The Company's acquisition-related costs of $0.6 million and $1.9 million for the three and nine months ended September 30, 2021, respectively, are excluded from the consideration transferred and are included in the Company’s consolidated earnings, primarily in selling, general and administrative expenses.
The following table outlines the changes in goodwill during the period:

Total
$
Balance as of December 31, 2020	132,894
Acquired through Nuevopak Acquisition	36,213
Foreign exchange	(397)
Balance as of September 30, 2021	168,710
11 - POST REPORTING EVENTS
Non-Adjusting Events
•On November 11, 2021, the Company declared a quarterly cash dividend of $0.17 per common share payable on December 31, 2021 to shareholders of record at the close of business on December 17, 2021. The estimated amount of this dividend payment is $10.1 million based on 59,284,947 of the Company’s common shares issued and outstanding as of November 11, 2021.
No other significant adjusting or non-adjusting events have occurred between the reporting date of these financial statements and the date of authorization.

Form 52-109F2
Certification of Interim Filings
Full Certificate
I, Gregory A.C. Yull, Chief Executive Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:
1.Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended September 30, 2021.
2.No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3.Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.
4.Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.
5.Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:
(a)designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
(ii)information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b)designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.
5.1Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).
5.2ICFR – material weakness relating to design: N/A
5.3Limitation on scope of design: N/A
6.Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on July 1, 2021 and ended on September 30, 2021 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 12th day of November, 2021.

By: /s/ Gregory A.C. Yull
Gregory A.C. Yull
Chief Executive Officer

Form 52-109F2
Certification of Interim Filings
Full Certificate
I, Jeffrey Crystal, Chief Financial Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:
1.Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended September 30, 2021.
2.No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3.Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.
4.Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.
5.Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:
(a)designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
(ii)information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b)designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.
5.1Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).
5.2ICFR – material weakness relating to design: N/A
5.3Limitation on scope of design: N/A
6.Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on July 1, 2021 and ended on September 30, 2021 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 12th day of November, 2021.

By: /s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer